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    LOS ANGELES, CA  August 15, 1997 - Arden Group, Inc. today announced that its self tender for up to 250,000 shares of its Class A Common Stock for cash at the rate of $65.00 per share was completed at midnight, local time in New York City, on August 13, 1997. Based upon a preliminary count, approximately 212,600 shares were properly tendered in connection with the tender offer, of which approximately 143,000 shares were tendered by City National Bank, as Trustee under the Company's Stock Bonus Plan as directed by the Plan Participants.


Arden Group, Inc. operates 12 Gelson's and Mayfair supermarkets in Southern California.